Finance Department

14 Hamelacha Street

Park Afek

Rosh Ka’Ayin, Israel 48091

Tel: 972-3-9008310

Fax: 972-3-9008313

January 5, 2006

VIA FACSIMILE AND EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Koor Industries Ltd. (File No. 1-09178)

Form 20-F for the Fiscal Year Ended December 31, 2004

Filed July 15, 2005

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Filed September 16, 2005

Dear Mr. Spirgel:

On behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “Form 20-F”) set forth in your letter dated December 21, 2005 (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2004

Note 28 Material Differences Between Israeli and US GAAP and their Effect on Financial Statements, page F-107

Reconciliation of net earnings (loss), page F-119

1.

We note your response to comment six in our letter dated November 8, 2005. Please tell us in more detail about the business purpose underlying the sale to Fortissimo of your 19.5% interest with an option to purchase up to a 49% interest in Telrad. Your response should specifically address why management agreed to give up control of the Board of Directors and entered into a shareholders’ agreement which stipulates that many decisions require joint consent, upon the initial sale of only a 19.5% interest to Fortissimo.

Telrad develops and markets telecommunication products, and is substantially dependent upon one key customer, Nortel. For several years, Telrad’s business has suffered from the adverse conditions in the telecommunications industry in general and Nortel’s economic downturn in particular. The Company realized that significant steps and financial resources were required for the recovery of Telrad, in all areas of operations, development and marketing. As a result, the Company sought both financial support and managerial expertise for Telrad, in the form of a strategic investor who would assist the Company with the active management of Telrad and bring about its recovery. Fortissimo is a private equity fund with turnaround expertise and as such was interested in entering into the transaction for the express purpose of being instrumental in the turnaround of Telrad. The investment in Telrad is one of Fortissimo’s main investments.

From the very outset of the transaction, and as is clearly reflected in the wording of the agreement, the essence of the agreement between the Company and Fortissimo was the sale of 39% of Telrad’s shares and the issuance of a call option to Fortissimo to purchase an additional 10% of Telrad’s shares to be exercised within 48 months. From a business perspective, the Company views the transaction as one contract for the sale of up to 49% of Telrad. The closing of the transaction for the 39% interest was divided into two stages, solely for the convenience of Fortissimo, who had certain cash flow considerations. The agreement stipulated that the second closing would take place within a relatively short period from the first closing (180 days). Therefore, it was clear to each party that the other party intended to complete the transaction concerning 39% of Telrad’s shares in full. The second closing took place in June 2005.

Fortissimo was given joint control from the very beginning because it was clear to both parties that Fortissimo was coming on board in order to make a difference, and they would not be coming on board otherwise. Fortissimo was interested in receiving joint control and the Company was interested in giving them joint control. Furthermore, the parties perceived that it was reasonable that the initial purchase of 39% of Telrad’s shares would take place by means of a two-stage closing, with a penalty of Fortissimo losing joint control in the event that the second closing did not take place for any reason.

The transaction was reflected for accounting purposes as two separate stages, because at the time of the first stage, Fortissimo paid only half of the total consideration. Had Fortissimo not paid the remainder of the consideration, Fortissimo would have had to relinquish the rights to the unpaid shares and give up one director. However, this does not alter the fact that from the outset, the intention of the parties was the sale of 39% of Telrad’s shares. Therefore, as explained above, upon completion of the first stage, Fortissimo was granted all the rights according to the agreement.

2.

We refer to the composition of Telrad’s Board of Directors. Please provide us with more detail about how the seventh member, also referred to as the outside expert, is appointed to the Board, including whether or not they have been appointed to date, as well as the procedures for removing the outside expert. Your response should also address how you believe this outside expert impacts the determination of joint control of Telrad. For example, if matters brought to the Board of Directors are determined by a simple majority vote, it is unclear to us how joint control could exist as the vote of the outside expert could settle the matter without the Directors appointed by you and Fortissimo ever reaching an agreement.

The Board of Directors of Telrad consists of seven directors: three representatives of the Company, three representatives of Fortissimo and one outside industry expert. Pursuant to the shareholders’ agreement, the outside expert may only be appointed and removed by the unanimous consent of the Board of Directors. Since Telrad’s Board of Directors is comprised of three directors appointed by the Company and three directors appointed by Fortissimo, the outside expert is appointed by the mutual consent of the Company and Fortissimo.

However, the presence of the outside expert as the seventh member of Telrad’s Board of Directors does not negate the premise of joint control, as the outside expert does not have decision-making authority on the significant financial and operating policies of Telrad, which in any event must be approved by the joint consent of the Company and Fortissimo. As described in the Company’s previous response letter, the shareholders’ agreement stipulates a list of matters governing essentially all significant financial and operating policies of Telrad,, which must be approved by the prior written consent of at least one director appointed by Fortissimo and one director appointed by the Company.

Such matters include: (i) approval of Telrad’s budget~~,~~; (ii) appointment of Telrad’s executives and determining their terms of employment; (iii) dividend distribution; (iv) amending the organizational documents of the company; (v) issuance of ordinary shares, convertible securities or other securities; (vi) merger or sale of substantially all of the company’s assets; (vii) increase in the number of directors; (viii) related party transactions; (ix) loans, advances or guarantees other than in the ordinary course of business; (x) formation or investment in an entity that is not wholly owned; (xi) material changes in the nature of business; (xii) effecting any form of winding up of the company; (xiii) selling or granting a license to the company’s technology (xiv) making various financial investments; and (xv) incurring indebtedness exceeding a certain amount.

In summary, the premise of joint control is maintained despite the existence of the outside expert, as the significant financial and operating policies of Telrad must be approved by the joint consent of the Company and Fortissimo, in any event. Accordingly, the Company believes that the proportionate consolidation method is appropriate under these circumstances.

The seventh member has not been appointed to date. The three directors appointed by the Company are all senior executives of the Company, and the three directors appointed by Fortissimo are all senior executives of Fortissimo.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-972-3-900-8310.

Sincerely,

/s/ Ran Maidan

Ran Maidan
Senior Vice President
& Chief Financial Officer

cc:	Shlomo Heller
Michal Yageel
Koor Industries Ltd.

David Goldschmidt
Yehuda Markovits
Skadden, Arps, Slate, Meagher & Flom LLP

4